SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 11 september 2006

Please find enclosed a press release relating to Air France’s Inaugural bond issue.

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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11 September 2006

Inaugural bond issue

Air France has issued on 11th September 2006 550 millions of euro-denominated bonds maturing on 22nd January 2014.

This unrated bond issue aims at diversifying Air France’s funding sources, refinancing part of the existing debt and lengthening the average debt maturity profile.

The transaction met great success in the market.

The orderbook was opened at 9h30 on Monday 11th September and was closed at 12h30 the same day. The books garnered orders totalling more than €1.8bn, allowing for the transaction to be priced at a final spread of 92bp over midswap rate.

Placement was made across a diversified basis of investors, split geographically between France (49.8%), UK (23.5%), Germany/Austria (5.1%), rest of Europe (14.2%) and rest of the world (7.4%). Amongst those investors, fund managers accounted for 41.6% of allocations, insurance companies 27.5% and banks 16.6%.

The success of this transaction, the first bond issue by Air France since 1993, reflects the quality of the Air France credit profile.

Air France has appointed Barclays Capital, BNP Paribas, HSBC and Société Générale Corporate & Investment Banking to lead this bond issuance.

Terms of the offering

Amount	550 M€
Coupon	4.75%
Launch date	11 september 2006
Settlement date	22 september 2006
Maturity	22 january 2014
Reoffer price	99.233%
Joint Lead Managers	Barclays Cap., BNPP, HSBC, SGCIB

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 12, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations